Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279912

BLACKROCK PRIVATE CREDIT FUND

SUPPLEMENT DATED AUGUST 26, 2025

TO THE PROSPECTUS DATED APRIL 22, 2025, AS SUPPLEMENTED MAY 8, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of BlackRock Private Credit Fund (the “Fund”), dated April 22, 2025, as supplemented May 8, 2025 (as further supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the Prospectus.

Expense Support Agreement

The Fund has entered into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with the Investment Adviser. Pursuant to the Expense Support Agreement, the Investment Adviser may elect to pay certain expenses on the Fund’s behalf (an “Expense Payment”), provided that no portion of an Expense Payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Fund.

Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Fund shall pay such Excess Operating Funds, or a portion thereof, as applicable, to the Investment Adviser until such time as all Expense Payments made by the Investment Adviser to the Fund within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Fund shall be referred to herein as a “Reimbursement Payment.” “Available Operating Funds” means the sum of (i) the Fund’s net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the Fund’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses), and (iii) dividends and other distributions paid to the Fund on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

No Reimbursement Payment for any month shall be made if: (1) the Effective Rate of Distributions Per Share declared by the Fund at the time of such Reimbursement Payment is lower than the Effective Rate of Distributions Per Share at the time the related Expense Payment was made, provided that to the extent that the Effective Rate of Distributions Per Share declared by the Fund at the time of such Reimbursement Payment has declined relative to the Effective Rate of Distributions Per Share declared by the Fund at the time of the related Expense Payment in an amount (measured in basis points) equal to or less than a corresponding decline in the 3-month Secured Overnight Financing Rate (measured in basis points) over the same period, this condition (1) shall not restrict the payment of such Reimbursement Payment; or (2) the Fund’s Operating Expense Ratio at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the related Expense Payment was made. “Effective Rate of Distributions Per Share” means the annualized rate of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to shareholder servicing and/or distribution fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing Operating Expenses, less organizational and offering expenses, base management and incentive fees owed to the Investment Adviser, shareholder servicing and/or distribution fees, and interest expense, by the Fund’s net assets. “Operating Expenses” means all of the Fund’s operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies.

The Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the Investment Adviser has waived its right to receive such payment for the applicable month.